SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: May 18, 2016

Press Release

Eltek Reports 2016 First Quarter Financial Results

•	Revenues of $9.8 million in the first Quarter of 2016

•	17% growth in sales to the North American market

•	Gross profit of $938,000

PETACH-TIKVA, Israel, May 18, 2016 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of Printed Circuit Boards, announced today its financial results for the first quarter ended March 31, 2016.

Mr. Yitzhak Nissan, Chairman of the Board and Chief Executive Officer, commented: “Our revenues in the first quarter of 2016 were slightly higher than our revenues in the first quarter of last year. During the first quarter we continued to increase our efforts to penetrate global markets, especially the North American market. These marketing activities resulted in $1.8 million of sales in North America, an increase of 17% as compared to the first quarter of 2015. Our total sales to global markets were $5 million, an 8% increase over the first quarter of 2015, and accounted for 51% of our revenues in the first quarter of 2016, compared to 48% of revenues in the first quarter of 2015.

"Our growth strategy and continued marketing efforts in global markets are proving themselves in light of the current competitive pressure in Israel, that has affected our results in the first quarter of 2016. Also, our technological advantages in producing cutting edge PCBs and advanced solutions enabled us to win more projects and sell more products to the Israeli market in the first quarter as compared to the first quarter of last year," Mr. Nissan concluded.

Highlights of the First Quarter of 2016 compared to the First Quarter of 2015

•
Revenues for the first quarter of 2016 were $9.8 million, compared to $9.7 million in the first quarter of 2015. Sales to global markets increased by 8% compared to the first quarter of 2015 and amounted to $5.0 million, including $1.8 million to the North American market, a 17% growth. This was offset by a 6% decrease in sales to the local Israeli market, which amounted to $4.8 million in the first quarter of 2016.

•
Gross profit was $938,000 (9.6% of revenues) compared to a gross profit of $1.2 million (12.6% of revenues) in the first quarter of 2015. The decrease in gross profit and gross margins reflects the pricing challenges we faced in this quarter. The slightly increased level of revenues in the first quarter of 2016 was the result of the sale of more products at lower prices. Accordingly, manufacturing costs in the first quarter of 2016 were higher than in the parallel quarter in 2015.

•	Operating loss was $293,000 compared to an operating loss of $108,000 in the first quarter of 2015;

•	Net loss was $384,000, or $0.04 per fully diluted share, compared to a net loss of $234,000 or $0.02 per fully diluted share in the first quarter of 2015;

•	EBITDA amounted to $167,000 (1.7% of revenues) compared to EBITDA of $316,000 (3.2% of revenues) in the first quarter of 2015;

•
Net cash provided by operating activities amounted to $890,000, compared to net cash used by operating activities of $171,000 in the first quarter of 2015; mainly due to a decrease in working capital requirements.

•	The Company’s total equity as of March 31, 2016 amounted to $10.3 million, compared to $10.3 million as of December 31, 2015;

•	Cash and cash equivalents as of March 31, 2016 were $938,000, compared to $1.0 million as of December 31, 2015.

Conference Call

Today, Wednesday, May 18, 2016 at 9:30 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Mr. Yitzhak Nissan, Chairman of the Board of Directors and Chief Executive Officer and Mr. Amnon Shemer, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-888-668-9141
Israel:	03-9180685
International:	+972-3-9180685

At:

9:30 a.m. Eastern Time
6:30 a.m. Pacific Time
16:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

(Tables follow)

About Eltek

Eltek is a global manufacturer and supplier of technologically advanced solutions in the field of Printed Circuit Boards, and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek has ITAR, AS-9100 and NADCAP Electronics permits and its customers include top of the line companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, and R&D, Production and Marketing Center is located in Israel. Eltek operates also through its subsidiaries, Eltek USA (100%) in North America and Kubatronik (79%) in Europe and by agents and distributors in Europe, India, South Africa and South America.

For additional information, visit Eltek's web site at www.nisteceltek.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:
Meirav Bauer
KM Investor relations
Tel: +972- 3-5167620
meiravb@km-ir.co.il
www.km-ir.co.il

Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended
	March 31,
	2016	2015

Revenues	9,800	9,717
Costs of revenues	(8,863)	(8,491)

Gross profit	938	1,226

Selling, general and administrative expenses	(1,198)	(1,299)

R&D expenses, net	(33)	(35)

Operating profit (loss)	(293)	(108)

Financialexpenses, net	(61)	(119)

Profit (loss) before other income, net	(354)	(227)

Other income, net	0	2

Profit (loss) before income tax expenses	(354)	(225)

Tax expenses	(23)	(13)

Net Profit (loss)	(377)	(238)

Net loss attributable to non controlling interest	7	(4)

Net Profit (loss) attributable to Eltek Ltd.	(384)	(234)

Earnings per share
Basic and diluted net gain (loss) per ordinary share	(0.04)	(0.02)

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	10,143	10,143

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	March 31,
	2016	2015
Assets

Current assets
Cash and cash equivalents	938	904
Receivables: Trade, net of provision for doubtful accounts	7,692	7,459
Other	239	527
Inventories	4,481	4,725
Prepaid expenses	202	265

Total current assets	13,552	13,880

Deferred taxes	1,096	1,032

Assets held for employees' severance benefits	50	48

Fixed assets, less accumulated depreciation	10,089	9,643

Intangible asset	293	203

Total assets	25,080	24,806

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	816	1,497
Accounts payable: Trade	6,294	6,548
Other	4,721	4,677

Total current liabilities	11,831	12,722

Long-term liabilities
Long term debt, excluding current maturities	2,727	3,052
Employee severance benefits	298	222

Total long-term liabilities	3,025	3,274

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 10,142,762	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	2,254	1,721
Capital reserve	695	695
Accumulated deficit	(11,891)	(12,783)
Shareholders' equity	10,313	8,888
Non controlling interest	(89)	(78)
Total equity	10,224	8,810
Total liabilities and shareholders' equity	25,080	24,806

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended
	March 31,
	2016	2015

GAAP net Income (loss)	(384)	(234)
Add back items:

Financial expenses (income), net	61	119
Income tax expense	23	13
Depreciation and amortization	467	418
Adjusted EBITDA	167	316

Eltek Ltd.
Consolidated Cash Flow Statement
(In thousands US$)

	Three months ended
	March 31,
	2016	2015

Cash flows from operating activities:

Net Income (loss)	(377)	(238)

Adjustments to reconcile net loss to net
cash flows provided by operating activities:
Depreciation and amortization	467	418
Revaluation of long term loans	1	(2)
Decrease (increase) in Deferred Tax	7	-
	475	416

Decrease (increase) in trade receivables	590	585
Decrease (increase) in other receivables and prepaid expenses	35	45
Decrease (increase) in inventories	126	(161)
Increase (decrease) in trade payables	81	(430)
Increase (decrease) in other liabilities and accrued expenses	(38)	(366)
Increase (decrease) in employee severance benefits, net	(2)	(21)
	792	(348)

Net cash provided by operating activities	890	(171)

Cash flows from investing activities:
Owners investment
Purchase of fixed assets	(93)	(225)
Purchase of Intangible asset	(7)	-
Net cash used in investing activities	(100)	(225)

Cash flows from financing activities:
Increase (decrease) in short- term credit	(486)	(1,496)
Repayment of long-term loans from bank	(155)	34
Proceeds from long-term loans	-	1,707
Repayment of credit from fixed asset payables	(257)	(169)
Net cash provided by (used in) financing activities	(898)	76

Effect of translation adjustments	8	94

Net increase (decrease) in cash and cash equivalents	(100)	(225)

Cash and cash equivalents at beginning of the period	1,038	1,129

Cash and cash equivalents at period end	938	904